                                                                 EXHIBIT 20.1

1997 Second Quarter Report


To Our Stockholders:

We are very pleased with the results of our second quarter. Net income was $9.0 million, or 33 cents a share, a 38 percent increase over 24 cents last year. Net operating revenues for the quarter increased 5 percent to $87.8 million.

Net income for the first half of 1997 was $16.4 million, or 60 cents per share, compared with 65 cents for the same period in 1996. Net operating revenues for the six months ended June 30 increased to $178.2 million.

Efforts paying off in our consumer private label business...

Last year at this time we alerted you to some of the credit quality issues that were affecting our industry and our business. Charge-offs were increasing, delinquencies were up, and bankruptcies were hitting record levels. We told you we planned to take strong actions to address our long term growth and profitability.

Subsequently, we implemented performance-based pricing to increase finance charge revenues and bolster revenues per account. Increased emphasis was placed on collections. We conducted portfolio improvement programs designed to diminish our exposure to higher risk accounts. We also established an aggressive program to more frequently revise credit approval models. And we are accomplishing these initiatives within our usual tight expense controls.

In terms of measurements of success, absolute charge-off dollars for the quarter decreased significantly compared to last quarter. While the charge-off rate was up from the second quarter a year ago, it was down from last quarter. Our second quarter delinquency dollars also declined sequentially. We believe that these results are solid, positive indicators, and the upturn in our performance over the past two quarters is confirmation that we are on the right track.

As we expected, our actions have contributed to a decline in the receivables balance as well as the number of accounts, but we believe the result is a healthier portfolio. Active consumer private label accounts, both owned and managed, decreased 8 percent to 3.1 million at June 30, 1997 compared with the second quarter last year. Total loans outstanding, which represent both owned and securitized credit card loans, were $1.9 billion at June 30, 1997, down from $2.0 billion at the end of the same period last year.

Fee-based businesses growing...

Driven by our core office supply superstore clients, active commercial accounts increased 30 percent to 945,000 from 727,000 at the end of the second quarter last year. Our network services segment also added a number of mid-tier petroleum clients and processed 109.1 million network transactions, compared with 104.8 million in the second quarter 1996.

TeleServices (formerly referred to as Operational Outsourcing) reported a substantial increase in technical help-desk calls, which tend to be longer and produce higher revenue. The change in mix more than offsets the effects of a 10 percent decline in total customer contacts. We continue to add new clients and see this business as a long term growth opportunity.

Changes in management and organization...

In May, Thomas C. Schneider was elected Chairman of the Board of Directors. He succeeds Philip J. Purcell, Chairman and CEO of our majority-owner, Morgan Stanley, Dean Witter, Discover & Co. Mr. Purcell will remain on our board.

We have also made some organizational changes that result in a vertical business unit structure that better defines accountability and places increased emphasis on marketing and new business development.

Looking forward...

The credit industry is still in the midst of dealing with significant credit quality issues. We believe that increases in delinquencies and bankruptcies industry-wide will moderate. However, they are not likely to return to the levels the industry experienced in the early 90s. The marketing of credit and the attitude of consumers toward the use of credit has been altered.

We are confident that we are in a much better position to operate profitably in this new industry environment. Although our past and continuing actions are likely to result in a further decline in total loans, we are absolutely convinced that we took the proper measures to re-establish a solid foundation for our credit business before resuming profitable receivable growth, and we are intent on that goal. This will not happen overnight, but it is an integral part of our 1998 Plan.

All of our fee-based business segments are healthy and continue to provide opportunities for growth.

We feel very good about this quarter and the first half of the year. The attitude and energy displayed by all of our associates over the past 12 months have been in large part responsible for our successes.

Thank you for your continued support.

Sincerely,


/S/ Robert L. Wieseneck       /s/ Thomas C. Schneider
-----------------------       -----------------------
Robert L. Wieseneck           Thomas C. Schneider
President and CEO             Chairman of the Board

SPS TRANSACTION SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
(In thousands, except per share data)



                                     Three Months Ended      Six Months Ended
                                           June 30,               June 30,
                                     ------------------     -------------------
                                      1997        1996        1997       1996
                                     -------    -------     --------   --------
                                         (Unaudited)             (Unaudited)
Processing and service revenues      $67,264    $64,766     $142,573   $139,096
Merchant discount revenue              3,678      7,375        6,816     15,219
                                     -------    -------     --------   --------
                                      70,942     72,141      149,389    154,315

Interest revenue                      62,401     56,194      126,477    112,146
Interest expense                      19,444     18,943       39,826     41,586
                                     -------    -------     --------   --------
  Net interest income                 42,957     37,251       86,651     70,560
Provision for loan losses             26,082     26,096       57,793     52,568
                                     -------    -------     --------   --------
  Net credit income                   16,875     11,155       28,858     17,992

NET OPERATING REVENUES                87,817     83,296      178,247    172,307

Salaries and employee benefits        28,274     24,471       57,797     48,671
Processing and service expenses       24,369     26,836       52,696     53,507
Other expenses                        20,543     21,353       41,084     41,694
                                     -------    -------     --------   --------
  Total operating expenses            73,186     72,660      151,577    143,872
                                     -------    -------     --------   --------

Income before income taxes            14,631     10,636       26,670     28,435
Income tax expense                     5,647      4,043       10,295     10,807
                                     -------    -------     --------   --------
NET INCOME                           $ 8,984    $ 6,593     $ 16,375   $ 17,628
                                     =======    =======     ========   ========

NET INCOME PER COMMON SHARE          $  0.33    $  0.24     $   0.60   $   0.65


Weighted Average Common Shares
  Outstanding                         27,209     27,183       27,203     27,150



SPS TRANSACTION SERVICES, INC.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
(In thousands, except share data)

                                                      June 30,    December 31,
                                                        1997          1996
                                                   ------------   ------------
                                                    (Unaudited)
ASSETS:
  Cash and due from banks                            $   25,112     $   15,205
  Investments held to maturity - at amortized cost       49 507         41,675
  Credit card loans                                   1,338,600      1,637,507
  Allowance for loan losses                             (79,120)       (88,397)
                                                     ----------     ----------
    Credit card loans, net                            1,259,480      1,549,110
  Accrued interest receivable                            20,349         21,141
  Accounts receivable                                    32,786         42,202
  Due from affiliated companies                           7,495          9,900
  Amounts due from asset securitizations                 56,915             --
  Premises and equipment, net                            26,732         25,294
  Deferred income taxes                                  33,463         38,266
  Prepaid expenses and other assets                      15,007         17,992
                                                     ----------     ----------
TOTAL ASSETS                                         $1,526,846     $1,760,785
                                                     ==========     ==========
LIABILITIES:
  Deposits:
    Noninterest-bearing                              $    3,884     $    9,012
    Interest-bearing                                    490,180        454,423
                                                     ----------     ----------
  Total deposits                                        494,064        463,435
  Accounts payable, accrued expenses and other           48,817         50,019
  Income taxes payable                                    8,034         17,756
  Due to affiliated companies                           712,194        982,547
  Accrued recourse obligation                            22,636         22,636
                                                     ----------     ----------
    Total liabilities                                 1,285,745      1,536,393
                                                     ----------     ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value, 100,000
    shares authorized; none issued or outstanding
  Common stock, $.01 par value, 40,000,000 and
    40,000,000 shares authorized; 27,262,894 and
    27,242,207 shares issued; 27,212,508 and
    27,187,462 shares outstanding at June 30, 1997
    and December 31, 1996, respectively                     273            272
  Capital in excess of par value                         81,381         81,096
  Retained earnings                                     160,720        144,345
  Common stock held in treasury, at cost, $.01
    par value, 50,386 and 54,745 shares at June 30,
    1997 and December 31, 1996, respectively             (1,242)        (1,312)
  Stock compensation plan                                   483            453
  Employee stock benefit trust                             (483)          (413)
  Unearned stock compensation                               (31)           (49)
                                                     ----------     ----------
    Total stockholders' equity                          241,101        224,392
                                                     ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $1,526,846     $1,760,785
                                                     ==========     ==========